UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 6) (1)

Bridge Street Financial Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

10805U109

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10805U109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mendon Capital Advisors Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 227,500 shares

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power 227,500 shares

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 227,500 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 8.68%

12.	Type of Reporting Person (See Instructions) CO, IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anton V. Schutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 227,500 shares

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power 227,500 shares

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 227,500 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 8.68%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Bridge Street Financial Inc.
	(b)	Address of Issuer’s Principal Executive Offices 44 Bridge Street Oswego, New York 13126

Item 2.
	(a)	Name of Person Filing Mendon Capital Advisors Corp. Anton V. Schutz
	(b)	Address of Principal Business Office or, if none, Residence Each of the above reporting persons have their business address at: 150 Allens Creek Road Rochester, New York 14618
	(c)	Citizenship Mendon Capital Advisors Corp. is organized under the laws of Delaware. Anton V. Schutz is a United States Citizen.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP No. 10805U109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Mendon Capital Advisors Corp., in its capacity as an investment adviser, has the sole right to vote and dispose of the shares of the Issuer’s common stock.  Anton V. Schutz is the sole shareholder and President of Mendon Capital Advisors Corp.  Mendon Capital Advisors Corp. and Mr. Schutz disclaim beneficial ownership of the common stock of the Issuer.

	(a)	Amount beneficially owned: Mendon Capital Advisors Corp.: 227,500 shares Anton V. Schutz: 227,500 shares
	(b)	Percent of class: Mendon Capital Advisors Corp.: 8.68% Anton V. Schutz: 8.68%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Mendon Capital Advisors Corp.: 227,500 shares Anton V. Schutz: 227,500 shares
(ii) Shared power to vote or to direct the vote Not Applicable
(iii) Sole power to dispose or to direct the disposition of Mendon Capital Advisors Corp.: 227,500 shares Anton V. Schutz: 227,500 shares
(iv) Shared power to dispose or to direct the disposition of Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Various persons, as investment advisory clients of Mendon Capital Advisors Corp.,  have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.  To the knowledge of Mendon Capital Advisors Corp., no one such person’s interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer, other than the Burnham Financial Services Fund, a registered investment company that beneficially owns 5.3% of the common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 11th day of February, 2005.

Mendon Capital Advisors Corp.

By:	/s/ Anton V. Schutz
	By:	Anton V. Schutz
	Its:	President

/s/ Anton V. Schutz
Anton V. Schutz